Via EDGAR

February 5, 2013

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

RE:    Glacier Bancorp, Inc.
Form 10-K for Fiscal Year ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Fiscal Quarter ended September 30, 2012
Filed November 8, 2012
File No. 000-18911

Dear Mr. Pande:

Consistent with the telephone conversations with Mr. John A. Spitz, Staff Accountant, and you, we have prepared the following response by Glacier Bancorp, Inc. (the “Company”) to your December 21, 2012 comment letter regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2011, and the Form 10-Q filed by the Company for the fiscal quarter ended September 30, 2012. The time for responding to the comment letter was extended to February 5, 2013 in order to provide the Staff with a complete and comprehensive response to each of the comments.
For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company's response.
Form 10-Q for Fiscal Quarter Ended September 30, 2012

Unaudited Condensed Consolidated Statement of Cash Flows, page 7

1.
We note that you have not provided a detail of the net cash provided by your operating activities for any period for which you have filed a Form 10-Q during fiscal 2012. Please tell us how your current disclosure is in accordance with ASC 230-10-45-28 through 32 and revise your future filings to present this information in your interim filings (i.e. Form 10-Qs) consistent with the cash flow statement provided on page 72 of your Form 10-K for the fiscal year ended December 31, 2011.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Response:

The Company prepares a reconciliation of net income and net cash flow from operating activities in its annual Form 10-K as required by the Accounting Standards Codification ("ASC") 230-10-45-28 through 32. The Company did not prepare a reconciliation of net income and net cash flow from operating activities during interim periods of fiscal year 2012 which is permissible under SEC Regulation S-X Rule 10-01 (a)(4) which states: The statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years.

Though encouraging publicly traded companies to provide cash flow information during interim periods, ASC 270-10-50-4 also permits the information to be in a condensed format. In recognition that users of the Company's financial statements may gain a better understanding of the cash flow and income data presented, the Company will provide in its future interim filings a reconciliation of net income and net cash flow from operating activities on an interim basis.

Note 3. Loans Receivable, Net, page 17

2.
You disclose on page 18 that your home equity loans totaled $406.9 million at September 30, 2012, which represents approximately 12% of your total loan portfolio. We also note that the total allowance as a percentage of your home equity portfolio was 2.45% compared to a total allowance as a percentage of your residential real estate portfolio of 3.27% as of September 30, 2012. Please respond to the following regarding your home equity loan portfolio:

•
Tell us whether you are able to track the first lien position is in default regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;

•	If you do not have detailed information with respect to the performance of the first lien loan:

◦	Please tell us in detail and revise future filings to discuss how you consider this in the determination of your allowance for loan losses for your home equity loan portfolio;

◦
Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;

◦	Tell us and disclose in future filings the percentage of your home equity loan portfolio where you also hold the first lien loan;

◦
Tell us whether the default and delinquency statistics for your home equity loan where you also hold the first lien loan show a different trend than situations where you do not hold the first lien loan; and

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

◦
Tell us and revise future filings to explain the nature of the loans in your home equity loan portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

Response:

As stated in the Company's response herein to comment 5, the loan classes for financial statement purposes are based on the purpose of the loan and not the type of collateral reported for bank regulatory classification purposes on Page 44 of the Company's Form 10-Q for the fiscal quarter ended September 30, 2012.

At December 31, 2012, the Company's home equity loans totaled $403.9 million or 11.89% of the Company's total loans of $3.397 billion, compared to $406.9 million or 11.94% of the Company's total loans of $3.408 billion at September 30, 2012.

At December 31, 2012, the total allowance as a percentage of the Company's home equity loan portfolio was 2.64% compared to 2.45% as of September 30, 2012.

At December 31, 2012, the total allowance as a percentage of the Company's residential real estate loan portfolio class was 3.00% compared to 3.27% as of September 30, 2012. The Company does not believe that the Company's total allowance for its residential real estate portfolio loan class is indicative, i.e., predictive of the probable credit losses in the Company's home equity loan portfolio class.

In originating home equity loans, the Company has not engaged in programmatic subprime home equity lending or originated higher risk home equity products.

As of September 30, 2012, the Company's $406.9 million of home equity loans consist of 1-4 family junior lien mortgages and first and junior lien lines of credit ("HELOC") secured by residential real estate. Approximately 20% of the home equity loans are closed-end, amortizing loans and 80% are open-end, revolving HELOCs. The home equity loan portfolio consists of 64% variable interest rate and 36% fixed interest rate loans. Approximately 50%, or $203.5 million of the home equity loans, are in a first lien status with the remaining 50%, or $203.5 million, in junior lien status.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

HELOCs are generally originated with maturity terms from 10 to 15 years. At origination, borrowers can choose a variable interest rate or fixed interest rate for the full term of the line of credit, or a fixed interest rate for the first 3 or 5 years from origination which then converts to a variable interest rate for the remaining term of the HELOC. The draw period usually exists from origination to the maturity of the HELOC. During the draw period, a borrower with a variable interest rate term has the option of converting to a fixed interest rate for all or a portion of the remaining term to maturity. During the draw period, the Company has home equity lines of credit where the borrowers pay interest only and home equity lines of credit where borrowers pay principal and interest.

For home equity loans originated by the Company in a subordinated lien position where the Company does not also hold the first lien, the Company is not typically notified about the status of the first lien position subsequent to origination. Information about the first lien status is limited to that which can be obtained from external sources. The Company has not contracted with a third-party service provider to provide updated loan, lien, and collateral data in recognition that the Company's volume of junior lien loans and HELOCs, i.e., $203.5 million at September 30, 2012 is (1) insignificant compared to the Company's entire loan portfolio of $3.4 billion, and (2) is expected to continue to decline in terms of both the outstanding balance and as a percentage of the Company's total loan portfolio (as noted later in this response).

Therefore, the Company does not track whether the default and delinquency statistics for its home equity loan class where it holds the first lien position shows a different trend than situations where the Company does not hold the first lien position. The Company monitors the delinquency and default status of the first lien position when a foreclosure or bankruptcy notice is filed with respect to the first lien loan or the Company obtains a credit report (e.g., due to the delinquency status of the Company's junior lien loan or HELOC) that details the status of the first lien position.

The allowance methodology and analysis applied to each of the Company's loan classes, including the home equity loan class, consists of a specific allocation for loans identified as impaired and a general allocation component for probable credit losses inherent in the balance of each loan class. When available information confirms that specific junior lien mortgages and junior lien HELOCs or portions thereof are uncollectible, such amounts are promptly charged-off against the allowance. The Company places junior lien mortgages and junior lien HELOCs on non-accrual status when it has evidence that the associated senior lien is 90 days past due or in the process of foreclosure, regardless of the junior lien delinquency status.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Where the Company is in the junior lien position, the Company addresses the lack of available information about the performance of the first lien loans through the general allocation component of the allowance for the home equity loan class. The adequacy of the general component of the allowance for home equity lending is evaluated by the Company based on the home equity loan class' previous 12 consecutive calendar quarters, i.e., a rolling 3 year historical loss experience adjusted for trends and changes in 9 environmental factors applicable to the Company's unimpaired home equity lending portfolio. More specifically, the adequacy of the general component of the allowance for home equity lending is determined by the Company based on the historical loss experience adjusted by the combination of the 9 environmental factors rather than isolation of any one environmental factor. The 9 environmental factors are identified in the Allowance for Loan and Lease Losses discussion in Footnote 1 to the Company's audited financial statements included in the Company's Form 10-K for fiscal year ended December 31, 2012.

On a quarterly basis, the Company updates the environmental factors considering the economic and housing market conditions that affect the Company's home equity loan class. Provided below are the more significant economic and housing market conditions that were specifically considered for the September 30, 2012 allowance for the Company's home equity loan class. A similar analysis was also performed as of December 31, 2012 the results of which were not materially different than the analysis as of September 31, 2012.

As of September 30, 2012, the Company's home equity loan portfolio had experienced a 0.89% loss percentage over the previous 12 consecutive calendar quarters, such loss experience the lowest among the Company's 5 loan classes each of which are evaluated for allowance purposes. The Company has determined that such low loss experience is attributable to the fact that approximately 50% of the home equity loan class is in the first lien position. Additionally, the Company attributes the historical 0.89% loss experience for home equity lending to the Company's strong underwriting criteria at origination whereby the first and junior lien positions, with isolated exceptions, did not exceed 80% of the then current appraised value of the residential property.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

With respect to the Economic and Business Conditions qualitative environmental factor applied to the home equity loan class, the Company took into account the economic and housing market conditions, including the increased strains in the economy (and related consumer impact) attributable to the European sovereign debt crisis, highly polarized and divisive November 2012 U.S. Congressional and Presidential elections, and the higher unemployment statistic for the US nationally (8.1%) in relation to the lower Montana (6.3%), Idaho (7.3%) and Wyoming (5.6%) unemployment statistics. (Over 90% of the Company's home equity loans are in Montana, Idaho and Wyoming). The Company also evaluated the Total Housing Permit Growth, Housing Starts, and Housing Completions for new privately owned units, taking note that in the first nine months of 2012, Montana, Idaho, Colorado and Utah have each fared positively in relation to the US national statistic. Further, the Company took note of the improvement in single family residential real estate building and sales reports for all of the Company's market areas. Collectively, these considerations bode well to limit the probable credit losses within the Company's home equity loan class.

With respect to the Loan Volume qualitative environmental factor and the Loan Concentrations qualitative environmental factor each applied to the home equity loan class, the Company took into account the trend where the home equity loan class has decreased steadily in balances outstanding as a percentage of the total loan portfolio year over year since December 2010 and for each quarter-end in the first nine months of 2012. At year end 2010, the home equity loan class was 12.88% of the Company's total loan portfolio, declining to 12.71% at year end 2011, and declining further to 12.49%, 12.26% and 11.94% at the end of the first, second and third calendar quarters of 2012, respectively. The decline is due to payments, including outstanding balances paid-off as borrowers with home equity loans have included such balances in refinancing their first lien loans. Lower outstanding balances bode well to limit the probable credit losses within the Company's home equity loan class.

With respect to the Past Due, Non-Performing, and Problem Loans qualitative environmental factor applied to the home equity loan class, the Company took into account the improvement in the past due and non-accrual home equity loans which improved from 3.59% of total home equity loans at year end 2011 to 3.42%, 3.19%, and 3.01% of total home equity loans at the end of the first, second and third calendar quarters of 2012, respectively. In addition, the Company evaluated the steady decline since 2009 in both the Personal Bankruptcy Filings Rate as well as the number of Foreclosures Started in Montana, Idaho, and Wyoming. Such improvements bode well to limit the probable credit losses within the Company's home equity loan class.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

With respect to the Value of Underlying Collateral qualitative environmental factor applied to the home equity loan class, the Company took into account that single family residential collateral values in Idaho, Wyoming and Montana have hit bottom, i.e., stabilized (with some improvement in isolated markets in which the Company operates) compared to the prior year and prior 5 year historical trends. Stabilized home prices bode well for first lien loans and junior lien loans, especially where the Company has the junior lien without the associated first lien.

Based on the Company's methodology and process as detailed above in application to the Company's home equity loan class, the Company believes that its home equity loan class allowance incorporates sufficient information that adequately addresses the risks in the portfolio, including the lack of available information on the first lien loans, where the Company is in the junior lien position.

When the Company's home equity loan class becomes significant to its total loan portfolio, the Company will consider revising future filings to include a risk factor or other disclosure addressing the risks in the portfolio, including how the lack of available information on the performance of the first lien position could impact the accuracy of the Company's loan loss estimates and the steps the Company is taking to address the risks.

The Company will provide the following information regarding home equity loans in its Form 10-K for the fiscal year ended December 31, 2012 and in future filings on an updated basis:

The Company's $403.9 million of home equity loans as of December 31, 2012 consist of 1-4 family junior lien mortgages and first and junior lien lines of credit ("HELOC") secured by residential real estate. The home equity loan portfolio consists of 64 percent variable interest rate and 36 percent fixed interest rate loans. Approximately 50 percent of the home equity loans are in a first lien status with the remaining 50 percent in junior lien status. Approximately 20 percent of the home equity loans are closed-end amortizing loans and 80 percent are open-end, revolving HELOCs.

HELOCs are generally originated with maturity terms from 10 to 15 years. At origination, borrowers can choose a variable interest rate or fixed interest rate for the full term of the line of credit, or a fixed interest rate for the first 3 or 5 years from origination which then converts to a variable interest rate for the remaining term of the HELOC. The draw period usually exists from origination to the maturity of the HELOC. During the draw period, a borrower with a variable interest rate term has the option of converting to a fixed interest rate for all or a portion of the remaining term to maturity. During the draw period, the Company has home equity lines of credit where the borrowers pay interest only and home equity lines of credit where borrowers pay principal and interest.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Monitoring of the junior lien and HELOC portfolio includes evaluating payment delinquency, collateral values, bankruptcy notices and foreclosure filings. Additionally, the Company places junior lien mortgages and junior lien HELOCs on non-accrual status when the bank has evidence that the associated senior lien is 90 days past due or in the process of foreclosure, regardless of the junior lien delinquency status.

Note 4. Goodwill, page 22

3.
We note your disclosure that on April 30, 2012 you combined the eleven bank subsidiaries into a single commercial bank and that the eleven bank division reporting units are now aggregated for assessment of goodwill. We further note that these divisions are operating with the same names and management teams as before the combination. We also note that you recorded goodwill impairment charges related to two of your wholly-owned banking subsidiaries in 2011 (Mountain West and 1st Bank) and that as of December 31, 2011, 1st Bank has $24.7 million of goodwill after you recorded a $17 million goodwill impairment charge. Please address the following:

•	Tell us the reason(s) for this change;

•
Given that each of these banks have separate financial information that is evaluated regularly be separate management teams in deciding how to allocate resources and in assessing performance, please tell us how you determined that these banks did not represent separate reporting units for purposes of testing for goodwill impairment, including your consideration of the guidance in ASC 280-10-50-11 related to aggregation criteria and paragraphs 33 to 38 of ASC 350-20-35 relating to reporting units; and

•	Tell us how all of these banks met the requirements of having similar economic characteristics in accordance with ASC 280-10-55-7A through 7C.

Response:

As noted on page 9 of the Company's Form 10-Q for the fiscal quarter ended September 30, 2012, on April 30, 2012, the Company combined its eleven bank subsidiaries into eleven bank divisions within Glacier Bank, such divisions operating with the same names and management teams as before the combination. As noted in the Company's Form 8-K filed on January 18, 2012, the reason for the combination was to minimize regulatory burden and to free up resources to focus on developing and delivering products and services to customers in a faster and more efficient manner. Following the combination of the bank subsidiaries, the eleven bank divisions have been focused on centralizing and standardizing processes and resources across the Glacier Bank operating segment.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Prior to the April 30, 2012 combination of the bank subsidiaries, the Company considered its eleven bank subsidiaries, GORE, and the parent holding company to be its operating segments. As disclosed on page 113 in Note 22, Operating Segment Information, to the Consolidated Financial Statements of the Company's Form 10-K for fiscal year ended December 31, 2011, and as also disclosed on page 25 in Note 9, Operating Segment Information, to the Unaudited Consolidated Financial Statements of the Company's Form 10-Q for the fiscal quarter ended March 31, 2012, each of the Company's eleven bank subsidiaries then had separate information that was evaluated regularly by separate management teams in deciding how to allocate resources and is assessing performance of each of the then eleven bank operating segments.

Subsequent to the April 30, 2012 combination of the bank subsidiaries, the Company considers Glacier Bank to be its sole operating segment. The change to combining the bank subsidiaries into a single operating segment is appropriate according to ASC 280-10-50-1 as Glacier Bank (1) engages in bank business activity from which it earns revenues and incurs expenses, (2) the operating results of Glacier Bank are regularly reviewed by the Chief Executive Officer (i.e., the chief operating decision maker ("CODM")) who makes decisions about resources to be allocated to Glacier Bank, and (3) discrete financial information is available for Glacier Bank.

Please note the Company intended for its disclosure on page 9 of the Company's Form 10-Q for the fiscal quarter ended September 30, 2012 to be understood that the Company had identified each of the separate bank divisions as a reporting unit after the bank subsidiary combination on April 30, 2012. At the end of this response, the Company has provided an enhanced disclosure to make more clear the Company's conclusions about it reporting units following the combination effected on April 30, 2012. Such disclosure will be included in the Company's Form 10-K for the fiscal year ended December 31, 2012 and future filings.

After the combination on April 30, 2012, the Company determined that each of the eleven bank divisions is a reporting unit in that each bank division engages in a business activity in which it earns revenues and incurs expenses for which discrete financial information is available and each division has a separate management team that regularly reviews it's respective division financial information. Although the bank divisions have separate management teams, such teams do not make decisions regarding the regarding the resources to be allocated to Glacier Bank.

Based on the Company's analysis summarized below, the Company determined that the eleven bank division reporting units should be aggregated following the combination in recognition they (1) have similar economic characteristics, (2) are expected to achieve essentially the same future prospects in terms of performance results over a long term horizon, and (3) aggregation is consistent with the objective and principles of ASC 350-20-55-6 through 8 and ASC 280-10-55-11. Accordingly, the Company has determined that goodwill is recoverable at the aggregate reporting unit level which coincides with the single Glacier Bank operating segment.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

In determining that the eleven bank divisions, each a reporting unit component, has similar economic characteristics, the Company applied its judgments based notably on paragraph 35 of ASC 350-20-35, which mandates that paragraph 280-10-50-11 be considered. The Company supplemented its analysis by the aggregation criteria of paragraphs 7A through 7C of ASC 280-10-55 applied to the reporting units of Glacier Bank.

In evaluating its specific facts and circumstances, the Company determined that each of the Company's reporting units is similar in respect of each of the areas, i.e., factors set forth in ASC 280-10-50-11. More specifically, each of the eleven bank division reporting units pursues a community banking approach in providing similar products and services, including transaction and savings deposits, commercial, consumer, and real estate loans, and mortgage origination services, to individuals, small to medium-sized private businesses, community organizations, governmental and public entities. The eleven bank division reporting units do not provide insurance, wealth management, or derivative products and services. The methods to distribute or provide such similar products and services include retail branches and loan offices with standard operations and reporting systems across 35 counties within 6 states, i.e., Montana (53 locations), Idaho (29 locations), Wyoming (14 locations), Colorado (3 locations), Utah (4 locations), and Washington (3 locations). The overwhelming majority of the Glacier Bank locations are in non-metropolitan towns and rural counties with low density populations. The geography and economies of the market areas served by Glacier Bank primarily focus on tourism, energy, construction, natural resources, health care and services. With the combination of the bank subsidiaries, each previously a separate legal entity subject to banking regulatory oversight, the Glacier Bank operating segment is subject to banking laws of Montana and the banking regulatory oversight of the FDIC and files just a single Report of Condition and Income (Call Report) on a quarterly basis.

In applying the principles of ASC 280-10-55-7A through 7C, the Company also concluded that the eleven bank division reporting units are expected to achieve essentially the same future prospects in terms of performance results over a long term horizon. The separate financial information for each bank division reporting unit is estimated as a result of the several balance sheet items (e.g., investment securities and wholesale borrowings) and income statement items (e.g., provision for loan loss and FDIC insurance premium expense) that are allocated among the eleven bank divisions but determined at the Glacier Bank single operating segment level. Such allocations have the effect of leveling the disparity in financial performance that occurred among the eleven bank subsidiaries for periods ending prior to the April 30, 2012 combination. For the reasons noted herein, such diversity is expected to lessen over time across each of the eleven bank division reporting units.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Before the April 30, 2012 combination, FDIC insurance premium expense was determined at each of the separate bank operating segments as each bank filed its own Call Report. After the combination, FDIC insurance premium expense is determined at the Glacier Bank operating segment level and allocated among the eleven bank division reporting units arbitrarily based on relative total assets.

Before the April 30, 2012 combination, investment securities transactions, including purchases and sales, were implemented for each bank subsidiary taking into account each bank's specific policies, risk appetite and risk profile, including each bank operating segment's interest rate risk metrics, results of operations, regulatory capital ratios, liquidity risk metrics (including pledged and unencumbered assets, and borrowing capacity). Wholesale borrowings (e.g., advances from the Federal Home Loan Bank and brokered deposits) were similarly determined for each bank subsidiary. After the combination, investment security transactions and wholesale borrowing transactions are effected based on the policies, risk appetite and risk profile of the single Glacier Bank operating segment without regard to the bank division reporting units. Starting in November 2012, investment securities and wholesale borrowings are allocated to a single division of Glacier Bank as a necessary step in implementing, as of January 1, 2013, a Treasury Bank division that will allocate to each bank division an investment yield that represents a composite average of the yield obtained on the entire investment securities portfolio and allocate to each division a borrowing yield that is a composite average of the wholesale borrowings in the Treasury Bank division.

After the combination, the regulatory compliance and internal audit functions have been centralized and standardized as each of the eleven bank division reporting units have achieved greater centralization and standardization of processes, including processing and sales of conforming 1 - 4 residential real estate mortgages sold to U.S. government agencies (e.g., FHLMC and FNMA), as well as electronic banking product implementation (e.g., mobile banking applications). Such centralized and standard approaches combined with more standardized information technology practices serve to lessen the disparity in performance results among and between the eleven bank division reporting units.

The Company will provide the following information regarding identifying and aggregating reporting units for goodwill impairment purposes in its Form 10-K for the fiscal year ended December 31, 2012 and in future filings:     Prior to April 30, 2012, the Company had eleven bank subsidiary operating segments, each of which had a goodwill impairment assessment. On April 30, 2012, the Company combined its eleven bank subsidiaries into a single commercial bank operating segment resulting in eleven bank division reporting units which are now aggregated for assessment of goodwill impairment. The Company has identified that each of the divisions are reporting units, i.e., components of the Glacier Bank operating segment since each division has a separate management team that regularly reviews it's respective division financial information; however, the reporting units are aggregated due to the reporting units having similar economic characteristics.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

Additional Management's Discussion and Analysis

Lending Activity and Practices, page 43

4.
We note the table of your loan portfolio by regulatory classification provided on page 44. Specifically, we note that your total land, lot, and other construction portfolio totaled $332.5 million or 10% of total loans, as of September 30, 2012 and represented 49% and 46% of the non-performing assets and non-accrual loans, respectively. Given the significance of these loans to your entire loan portfolio, please tell us how you determined that your land, lot, and other construction loans should not be classified as a separate class of financing receivable pursuant to the guidance provided in paragraphs ASC 310-10-55-16 through 18 for purposes of providing the disclosures required by ASU 2010-20. If you do not believe disclosing this loan portfolio as a separate class is warranted please provide us with credit quality information (specific allowance, charge-offs, etc.) which supports your determination that this portfolio does not represent significant credit risk. Otherwise, please revise your future filings to provide these disclosures. Also, please provide us with these disclosures as of September 30, 2012.

Response:

The Company has determined its loan classes are residential real estate loans, commercial real estate loans, other commercial loans, home equity loans, and other consumer loans. These 5 portfolio loan classes are the disaggregation of the loan receivables the Company uses when assessing and monitoring the risk and performance of the loan receivable portfolio.

As stated in the Company's response herein to comment 5, the loan classes for financial statement purposes are based on the purpose of the loan and not the type of collateral reported for bank regulatory classification purposes on Page 44 of the Company's Form 10-Q for the fiscal quarter ended September 30, 2012.

Though based on regulatory classification, the land, lot and other construction loans are included in several of the Company's portfolio loan classes. However, the Company's accounting and credit risk management systems do not reconcile the Company's loan classes by regulatory classification, including land, lot and other construction loans. To the extent the land, lot and other construction loans for regulatory purposes are included in any of the Company's 5 portfolio loan classes, the Company also does not accumulate the credit quality information, i.e., specific allowance, charge-offs, recoveries, etc. related to the regulatory loan classification and therefore does not report such information for any of its loan classes. However, the Company does consider the risk characteristics and relevant environmental factors of the land, lot and other construction loans within the 5 portfolio loan classes in determining the specific and general valuation allowance components of the Company's allowance for loan and losses.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

In pages 44, 46, 47, and 54 of the Company's Form 10-Q for the fiscal quarter ended September 30, 2012, the Company provides information relating to loan balances, non-performing assets, past due loans, and charge-offs and recoveries of loans based on regulatory classification, including land, lot, and other construction loans. Such information is provided to users of the Company's financial statements as supplemental information for their evaluation of the Company and the Company will continue to provide such information in future filings.

The Company has determined that its existing 5 loan classes are in compliance with ASC 310-10-55-16 through 18 as the loan classes are based on the purpose of the loans which management considers more relevant and reflective of the inherent risks in the loan portfolio than the regulatory loan classifications. The Company has also determined the level of detail is sufficient in the existing class of loans for a user to understand the risks inherent in the loan classes.

5.
As a related matter, we note that balances in the loan portfolio table presented by regulatory classification on page 44 do not reconcile to your loan portfolio segments and classes of financing receivables as presented in your financial statement footnotes beginning on page 17. Please tell us the reasons for the observed differences in loan balances on a portfolio class basis.

Response:

The loan portfolio balances presented by regulatory classification on page 44 of the Company's Form 10-Q for the fiscal quarter ended September 30, 2012 agree in total to the loan portfolio balances presented on a class basis on page 18 of the Form 10-Q. The observed differences between the two presentations are a result of the different basis of classification. The regulatory classification is based on the Federal Financial Institutions Examination Council's (FFIEC) Consolidated Reports of Condition and Income (i.e., FFIEC Call Report) instructions, which is primarily based on the type of collateral for the loans. The portfolio class basis is based on the Company's internal assessment of its loan portfolio and is primarily based on the purpose of the loans.

The Company's loan portfolio has been presented in the referenced Form 10-Q by both the regulatory classification basis and by the Company's internal assessment to provide shareholders, analysts, and other users of the Company's financial statements with supplemental information for their evaluation of the Company.

The Company will provide the following additional explanatory comment where regulatory loan classification tables are presented in the Form 10-K for the fiscal year ended December 31, 2012 and in future filings: The following table summarized the Company's loan portfolio by regulatory classification which is primarily based on the type of collateral for the loans. There may be differences when compared to loan tables appearing elsewhere which reflect the Company's internal loan classes and segments which are primarily based on the purpose of the loans.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

In addition, the Company will provide the following additional explanatory comment in the significant accounting policies footnote to Company's financial statements in the Form 10-K for the fiscal year ended December 31, 2012 and in future filings: The Company's loan segments, which are based on the purpose of the loan, include residential real estate, commercial, and consumer loans. The Company's loan classes, a further disaggregation of segments, include residential real estate loans, a further disaggregation of segments, include residential real estate loans (residential real estate segment), commercial real estate and other commercial loans (commercial segment), and home equity and other consumer loans (consumer segment).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:
In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission

We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call me directly at (406) 751-7706.

Sincerely,

/s/ Ron J. Copher

Ron J. Copher
Executive Vice President and Chief Financial Officer

cc:    John A. Spitz, Securities and Exchange Commission
Michael J. Blodnick, Glacier Bancorp, Inc.
Matt List, BKD, LLP